SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

Versar Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

925297103

(CUSIP Number)

Vikas Tandon

Ridgedale Partners, LLC

1999 Avenue of the Stars, Suite 2040

Los Angeles, CA 90067

(310) 286-2929

_____________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Ridgedale Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 985,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 985,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 985,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON* OO

Item 1.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), issued by Versar, Inc. (the Issuer). The principal executive offices of the Issuer are located at 6850 Versar Center, Springfield, Virginia 22151.

Item 2.

(a)	Name of Person Filing

Ridgedale Partners, LLC. (“Ridgedale”)

(b)	Address of Principal Business Office or, if none, Residence

1999 Avenue of the Stars, Suite 2040

Los Angeles, CA 90067

(c)	Citizenship

Ridgedale Partners, LLC is a California limited liability company

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

92527903

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

985,000 Shares

(b)	Percent of class: As of the date of this filing, the Shares beneficially owned by the Reporting Person represents 9.8% based on 10,019,409 Shares issued and outstanding as of September 1, 2017 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 25, 2017.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote – 985,000
(ii)	Shared power to vote or to direct the vote – 0
(iii)	Sole power to dispose or to direct the disposition of – 985,000
(iv)	Shared power to dispose or to direct the disposition of –0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2017	Ridgedale Partners, LLC

	By:	/s/Vikas Tandon
Managing Director